

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66407

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/24_____ AND ENDING _____12/31/24_____
                                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Aria Capital Advisors, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
 475 Central Ave Ste M1
_____
                                                                (No. and Street)

 St. Petersburg   FL   33701
_____
                    (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John A. Zwack   727-561-0900 x1   jzwack@ariacapital.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
_____
                                         (Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.   Lafayette   IN   47909
_____
(Address)   (City)   (State)   (Zip Code)
02/14/18   6479
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



Public

OATH OR AFFIRMATION

I, John A. Zwack, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aria Capital Advisors, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Managing Director

Notary Public

CHAD MITCHELL
MY COMMISSION # HH 610687
EXPIRES: November 6, 2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Aria Capital Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Aria Capital Advisors, LLC, as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Aria Capital Advisors, LLC, as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Aria Capital Advisors, LLC's management. My responsibility is to express an opinion on Aria Capital Advisors, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Aria Capital Advisors, LLC, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I Computation of Net Capital Under Rule 15c3-1 and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4) and Schedule ll Computation of Aggregate Indebtedness under Rule 17a-5 of the Securities and Exchange Commission, have been subjected to audit procedures performed in conjunction with the audit of Aria Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Aria Capital Advisors, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I Computation of Net Capital Pursuant to SEC Rule 17a-5(d)(4) and Schedule ll Computation of Aggregate

Aria Capital Advisors, LLC



Indebtedness under Rule 17a-5 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2022.

Lafayette, Indiana
March 30, 2025

ARIA CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	14,821
Other current assets		-
Total Current Assets		14,821
Other assets		1,273
Furniture, fixtures, and equipment, less accumulated depreciation		8,236
Total Other Assets		9,509
TOTAL ASSETS	$	24,330

LIABILITIES AND MEMBER EQUITY

CURRENT LIABILITIES

Current liabilities	$	-
Total Current Liabilities		-
TOTAL LIABILITIES		-

MEMBER'S EQUITY

Member's Equity	24,330
TOTAL MEMBER'S EQUITY	24,330
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 24,330

The accompanying notes are an integral part of the financial statements.

ARIA CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024

Note 1   *Organization and Summary of Significant Accounting Policies*

Organization and Business

ARIA CAPITAL ADVISORS, LLC ("Company") is a registered broker-dealer headquartered in St. Petersburg, Florida. The Company's services include advisory for mergers and acquisitions, and private placements. The Company was organized as a limited liability company on July 22, 2003, with a perpetual period of duration. The Company received approval as a broker-dealer from the Securities and Exchange Commission ("SEC") effective August 25, 2004. The Company is a member of the Financial Industry Regulatory Authority.

Rule 15c3-3 Exemption

The Company, relying on Footnote 74 of the SEC Release No. 34-70073, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Recently Issued Accounting Pronouncement Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. This pronouncement was adopted effective January 1, 2024. For further information, refer to
Note 8.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract is identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2024. The Company recognizes revenues at the time fees are earned in accordance with the terms of its agreements with its clients.

Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business. As of December 31, 2024, the Company had no cash equivalents.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment is stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which ranges from three to seven years.

ARIA CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal, state, and certain local income taxes. Accordingly, the Company does not file a separate income tax return for federal, state, or local purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2   *Financial Instruments and Concentration of Risks*

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash at one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit was $0 as of December 31, 2024.

Note 3   *Furniture, Fixtures, and Equipment*

Computers and software	$ 32,841
Vehicles	49,805
Furniture, fixtures, and other equipment	61,227
Subtotal	$ 143,873
Less: Accumulated depreciation	(135,637)
NET FURNITURE, FIXTURES, AND EQUIPMENT	$ 8,236

Note 4   *Commitments and Contingencies*

The Company has no commitments or contingencies.

Note 5   *Related-party Transactions*

None.

ARIA CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024

Note 6   *Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2024, the Company had net capital of $14,821 which exceeded the required net capital by $9,821.

Note 7   *Regulatory Requirements*

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold any customer cash or securities.

Note 8   *Segment Reporting*

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services described in Note 1. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies in Note 1 above.

Note 9   *Subsequent Events*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING COMPANY

The Member
Aria Capital Advisors, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Aria Capital Advisors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) and during the fiscal year ended December 31, 2023 the Company has met without exception the exemption provisions.

Aria Capital Advisors, LLC's management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aria Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

Lafayette, Indiana
March 30, 2025

SEC Rule 15c3-3 Exemption Report

Aria Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission 17 C.F.R. § 240.17a-5, "Report to be made by certain brokers and dealers." This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of its knowledge and belief, Aria Capital Advisors, LLC states the following:

1) Aria Capital Advisors, LLC does not claim an exemption under (k) of 17 C.F.R. § 240.15c3-3, and

2) Aria Capital Advisors, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Aria Capital Advisors, LLC limits its business activities exclusively to receiving transaction-based compensation for engaging in potential merger and acquisition or private placement opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

During the fiscal year ended December 31, 2024, Aria Capital Advisors, LLC met, without exception, the exemption provisions from 17 C.F.R. § 240.15c3-3.

I, John A. Zwack, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: Chief Executive Officer and Owner

Date: March 18, 2025